SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                SCHEDULE 13D
                             Amendment No. 18

                  Under the Securities Exchange Act of 1934

                               TOYS "R" US INC.
                               (Name of Issuer)
                    COMMON STOCK, par value $.10 per share
                       (Title of Class and Securities)

                                    892335-10-0
                         (CUSIP Number of Class of Securities)

          Peter A. Left
          Vice Chairman, Chief Operating Officer,
          Chief Financial Officer and Secretary
          Petrie Stores Corporation
          70 Enterprise Avenue
          Secaucus, New Jersey 07084
          201-866-3600

                (Name, Address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)

                                   Copy to:

          Richard T. Prins, Esq.
          Skadden, Arps, Slate, Meagher & Flom
          919 Third Avenue
          New York, New York  10022
          (212) 735-3000

                                April 20, 1994
                        (Date of Event which Requires
                          Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
          box:                                               ___
                                                            |___|
          Check the following box if a fee is being paid with this
          statement:                                         ___
                                                            |___|


                                 SCHEDULE 13D

           CUSIP NO. 892335-10-0

            NAMES OF REPORTING PERSONS
        1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Petrie Stores Corporation  36-213-7966

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                       (a)  ( )
                                                       (b)  ( )
        3  SEC USE ONLY

        4  SOURCE OF FUNDS*

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

                                 7  SOLE VOTING POWER
                                        40,402,488
                 NUMBER OF
                  SHARES         8  SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY
                   EACH          9  SOLE DISPOSITIVE POWER
                 REPORTING              40,402,488
                  PERSON
                   WITH          10 SHARED DISPOSITIVE POWER

        11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                    40,402,488

        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
            EXCLUDES CERTAIN SHARES*                         ( )

        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                13.91%

        14  TYPE OF REPORTING PERSON*
                CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

               The undersigned hereby amends and restates this Statement on Schedule 13D as set forth below:

          Item 1.   Security and Issuer.

               This statement relates to the common stock, par value $.10 per share (the "Shares"), of Toys "R" Us Inc., a Delaware corporation (the "Issuer"). The address of the principle executive offices of the Issuer is 395 West Passaic Street, Rochelle Park, New Jersey 07662.

          Item 2.   Identity and Background.

               (a)-(c) This statement is being filed by Petrie Stores Corporation, a New York corporation (the "Company"). The address of the principle executive offices of the Company is 70 Enterprise Avenue, Secaucus, New Jersey 07084. The Company and its subsidiaries operate a chain of approximately 1700 women's specialty stores, principally under the trade names of "Petrie's," "Marianne," "M.J Carroll," "Stuarts," "Hartfield's," "Winkelman's," "Jean Nicole," "G&G," "Rave" and "Plus".

               Information as to each of the executive officers and directors of the Company is set forth on Schedule I hereto. Each of such persons is a citizen of the United States. Milton Petrie, Chairman of the Board of the Company, beneficially owns 28,111,274 shares of the common stock of the Company, constituting approximately 60% of the outstanding and 54% of the fully diluted shares of common stock of the Company. Information with respect to Mr. Petrie is included in Schedule I hereto.

               (d) During the last five years, neither the Company nor, to the best of the Company's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, neither the Company nor, to the best of the Company's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Item 3. Source and Amount of Funds or Other
          Consideration.

               Through the date hereof the Company has expended
          $27,207,539 in the aggregate to purchase the 40,402,488
          Shares owned by it. All of such funds were from the general working capital of the Company.

          Item 4.  Purpose of Transaction.

               The Company acquired the Shares for investment.

               On April 20, 1994 the Company entered into an Acquisition Agreement (the "Acquisition Agreement") with the Issuer, pursuant to which the Company agreed to transfer all of the Shares held by the Company and its subsidiaries and, at the option of the Company, cash to the Issuer in exchange for newly issued Shares with an equivalent value, less $115,000,000. The closing of the transaction is conditioned upon, among other things, the Company disposing of its retail operations in a manner to be determined by the Company's Board of Directors. The Acquisition Agreement provides that nothing in the agreement shall require the Company to effect such disposition other than on terms the Company's Board of Directors finds acceptable. As a condition to Mr. Petrie's willingness to execute the Voting Agreement (as hereinafter defined), Mr. Petrie required, and the Board of Directors agreed, that such disposition will not be effected other than in a form (i.e., a rights offering in which the Company's shareholders would be given the opportunity to purchase shares in a new holding company for the Company's retail operations, a sale to a third-party buyer or a public offering of the shares of a new holding company for the Company's retail operations) Mr. Petrie finds acceptable. Promptly after the closing of the transaction and the disposition of the Company's retail operations, the Company will liquidate and distribute to its stockholders the newly issued Shares, except an amount to be held in a liquidating trust established to cover the Company's contingent liabilities as of the time of the closing. The closing of the transaction is also conditioned upon the Company receiving a favorable ruling from the Internal Revenue Service to the effect that the disposition of Shares and cash to the Issuer in exchange for newly issued Shares, the subsequent liquidation of the Company and distribution of Shares to the Company's stockholders will be nontaxable transactions to the Company and its stockholders. The transaction is also subject to the approval of holders of two-thirds of the Company's outstanding common shares. Mr. Petrie has agreed to vote his shares in favor of the transaction pursuant to a Voting Agreement and Proxy (the "Voting Agreement"), dated as of April 20, 1994 between Mr. Petrie and the Issuer. The Acquisition Agreement limits the Company's ability to take certain actions, including disposing of or pledging Shares.

               The Company presently intends to sell a sufficient number of Shares to receive proceeds aggregating
          $19,232,000. Any such sales would depend on market conditions and other factors.

               Except as set forth in this Item 4 and the Acquisition Agreement, neither the Company nor, to the best knowledge of the Company, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of
          Schedule 13D.

               The Acquisition Agreement was previously filed as an exhibit to this Statement is incorporated herein by reference. The Voting Agreement was previously filed as an exhibit to this Statement and is incorporated herein by reference. The Press Release, dated April 20, 1994, announcing the signing of the Acquisition Agreement was previously filed as an exhibit to this Statement and is incorporated herein by reference.

          Item 5. Interest in Securities of the Issuer.

               (a)-(b) The Company beneficially owns 40,402,488 Shares, constituting approximately 13.91% of the 290,438,557 Shares outstanding on November 22, 1993. Except for Mr. Petrie, to the best of the Company's knowledge, none of the individuals named in Schedule I hereto, beneficially owns any Shares. The Company has sole voting and dispositive power with respect to such Shares.

               (c)  Neither the Company nor, to best of the
          Company's knowledge, any of the individuals named in
          Schedule I hereto, other than Alan C. Greenburg, has effected any transaction in the Shares during the past 60 days. On March 24, 1994, Alan C. Greenburg disposed of 3,900 Shares at a price of $25 3/4 per share and 5,100 Shares at a price of $26 per share in open market transactions.

               (d)-(e)   Inapplicable.

          Item 6.  Contracts, Agreements, Underwriting or

          Relationships with Respect to Securities of the Issuer.

               On April 20, 1994 the Company entered into the Acquisition Agreement with the Issuer. The Acquisition Agreement was previously filed as an exhibit to this Statement and is incorporated herein by reference.

          Item 7.   Material to be Filed as Exhibits.

               No exhibits are attached to this Amendment No. 18.
          The following exhibits, however, were attached to the
          Schedule 13D filed on April 22, 1994.

          Exhibit A           Acquisition Agreement, dated as of
                              April 20, 1994, between the Company
                              and the Issuer.

          Exhibit B           Voting Agreement, dated as of April
                              20, 1994, between Milton Petrie and
                              the Issuer.

          Exhibit C           Press Release, issued April 20, 1994.


                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                         OF PETRIE STORES CORPORATION

                    The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other
          organization in which such employment is conducted, of
          each of the directors and executive officers of Petrie
          Stores Corporation (the "Company") is set forth below.
          If no business address is given, the director's or
          officer's address is Petrie Stores Corporation, 70
          Enterprise Avenue, Secaucus, New Jersey 07094. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with the Company. Directors of the Company are indicated with an asterisk.
                                         Present Principal Occupation
                                              or Employment and
               Name and                Principal Business of Corporation
            Business Address           in Which Employment is Conducted

           Stephen A. Birk             Senior Vice President of the
                                       Company

           Joseph H. Flom*             Partner--Skadden, Arps, Slate,
           Skadden, Arps, Slate,       Meagher & Flom (attorneys)
           Meagher & Flom
           919 Third Avenue
           New York, NY 10022

           Jay Galin*                  Executive Vice President of the
                                       Company and President of G&G Shops
                                       Inc., a wholly-owned subsidiary of
                                       the Company

           Scott Galin                 Senior Vice President of the
                                       Company
           Umberto Gallo               Senior Vice President of the
                                       Company

           Hilda Kirschbaum Gerstein*  Vice Chairman of the Company

           Alan C. Greenburg*          Chairman of the Board and Chief
           Bear, Stearns & Co.         Executive Officer of The Bear
           245 Park Avenue             Stearns Companies, Inc. (investment
           New York, NY 10167          banking)
           Barton Heminover            Vice President and Treasurer of the
                                       Company

           Michael J. Jackson          Senior Vice President and
                                       Controller of the Company

           Allan Laufgraben*           Vice Chairman, Chief Executive
                                       Officer and President of the
                                       Company

           Peter A. Left*              Vice Chairman, Chief Operating
                                       Officer, Chief Financial Officer
                                       and Secretary of the Company

           Daniel G. Maresca*          Executive Vice President of the
                                       Company and President of Winkelman
                                       Stores Inc., a wholly-owned
                                       subsidiary of the Company

           Louis Mascolo               Senior Vice President of the
                                       Company

           Richard J. Pesce            Senior Vice President of the
                                       Company

           Samuel David Polese         Senior Vice President of the
                                       Company

           Carroll Petrie*             Private Investor
           834 Fifth Avenue
           New York, NY 10021

           Milton Petrie*              Chairman of the Board of the
                                       Company

           Jean Roberts*               Executive Vice President of the
                                       Company

           Dorothy Fink Stern*         Executive Vice President of the
                                       Company

           Laurence A. Tisch*          Chairman of the Board, Co-Chief
           CBS Network                 Executive Officer and a Director of
           51 West 52nd Street         Loews Corp. (diversified holding
           35th Floor                  company)
           New York, NY 10019

           Raymond S. Traubh*          Financial Consultant
           10 Rockefeller Plaza
           New York, NY 10020

           Jeffrey M. Zelenko          Senior Vice President of the
                                       Company


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  April 27, 1994

                                   PETRIE STORES CORPORATION

                                   By:  /s/Peter A. Left
                                        Name:  Peter A. Left
                                        Title: Vice Chairman, Chief
                                        Operating Officer, Chief
                                        Financial Officer and
                                        Secretary